Exhibit 10.1

BY EMAIL

January 19, 2022

On Track Innovations, Ltd.

Attention:
The Board of Directors
Mr. Amir Eilam, Chief Executive Officer

Ladies & Gentlemen,

We are pleased to present our binding term sheet relating to the proposed two-step transaction between Nayax Ltd. (“Nayax”) and On Track Innovations Ltd. (the “Company”) relating to (i) a loan to the Company; and (ii) purchase of 100% of the share capital of the Company through a merger (or an alternative transaction, as outlined in clause (v) below) (the “Proposal”).

We have been following closely the development of the Company and believe that while the Company is experiencing hardships, this Proposal represents a significant opportunity to cross such challenges and to increase value to all stakeholders involved.

As you know, Nayax is uniquely positioned to extend this Proposal due to (a) more than 16 years of experience in the market, and its familiarity with the industry, which will greatly reduce execution time, (b) its financial wherewithal to support the proposed transaction and increase deal certainty, and (c) its local presence in Israel. Nayax has monitored the Company within the market over the last few years, is familiar with the Company's operations, and greatly appreciates the Company and its management.

Key terms of the Proposal are as follows:

(i)	Phase I: entry into a senior secured convertible loan agreement (the “Loan Agreement”) pursuant to which Nayax will lend the Company an amount of $5,500,000, maturing on the second anniversary of the closing of such loan transaction, bearing interest at a rate of 10% (the “Loan”). The Loan shall be secured by a floating charge over the Company's assets that will be registered in conjunction with the entry into the Loan Agreement.

The Loan will serve to pay (a) the Company’s secured creditors in full (which payment may be made directly by Nayax to such secured creditors and shall be irrevocable), (b) overdue employees’ salaries and related employment expenses in an amount of $713,000, out of which a certain amount as set forth in Annex C, will be paid as an advancement on the Loan, prior to the execution of the Loan Agreement (the “Employees Advancement”),(c) overdue outstanding debts to the Company's vendors and suppliers, and (d) the Company suppliers to fulfil existing purchase orders.

Annex A hereto sets forth a complete and accurate list of the Loan uses, including amounts paid and the identity of the payees.

Annex B hereto sets forth a complete and accurate list of the Company's indebtedness as of the date hereof, including identity of the creditors, the amounts owed, and the due date.

Annex C hereto sets forth a complete and accurate list of payments under the Employees Advancement.

Nayax may, in its sole discretion, extend the Loan with additional amounts, in order to pay to any creditor of the Company from the date of the Loan Agreement relating to the Loan (the “Loan Agreement”) and until the closing of the Merger in order to allow the Company to continue to operate in the ordinary course (the “Additional Amount”). Additional Amounts, if any, will be deemed to as part of a Loan and the terms of the Loan will apply to them in full.

(ii)	Phase II: Acquisition of the Company. The parties shall negotiate in good faith and shall make reasonably commercial efforts to enter into an agreement (the “Merger Agreement”) whereby Nayax shall purchase 100% of the equity security of the Company (the “Merger”). The Merger Agreement shall include customary limited representations.

(iii)	Timeline. The parties will make all reasonably commercial efforts to comply with the following timeline:

●	Nayax to fund the Employees' Advancement, within 48 hours of the date hereof;

●	Nayax to provide a draft of a customary Loan Agreement, within three business days from the date of this letter;

●	Nayax to fund the Loan amount (minus the Employees Advancement), within one business day after execution of the Loan Agreement;

●	Entering into a Merger Agreement, within 21 days from the date of the Loan Agreement;

●	Unless the secured lenders named in the insolvency petition (or any one of them) are paid directly by Nayax, the Company shall pay such secured lender in full as provided for in Annex A within one business day of funding of the Loan amount;

●	Entry into the Merger Agreement, as soon as practicable thereafter; and

●	Completion of the Merger Agreement, no later than May 3, 2022.

(iv)	Due Diligence. Nayax expects to conduct minimal due diligence process, including review the Company’s filings with the Securities and Exchange Commission (“SEC”), material agreements requested by Nayax (such as vendors and customers, financing sources, etc.), employee rights and discussions with the Company’s management. In any event, due diligence will not delay the Loan Agreement from Nayax side.

(v)	Financial Resources. Nayax appreciates that the Company is experiencing cash flow issues and will reasonably assist the Company to unfreeze the Company’s bank accounts with Bank Leumi (including reinstating a credit / factoring facility to the extent feasible), provided that such assistance will not increase Nayax' financial obligations under this term sheet. In addition, Nayax shall use its commercial reasonable efforts to guarantee the Company a credit line in an amount of up to $2,000,000 to support the Company’s working capital, provided that any expenses and uses of the credit line will either be in accordance with a budget that was or will be approved by Nayax in advance. For the removal of any doubt, this credit line will not be deemed part of the Loan.

(vi)	Purchase Price and Consideration. In consideration of 100% of the Company’s equity securities, Nayax shall pay to the shareholders of the Company an aggregate amount equals to the higher of: (I) of $10,000,000 less the amount of the Loan, and (II) $4,500,000.

(vii)	Transaction Structure. Nayax anticipates that the second phase transaction would be structured as either (a) court approved scheme of arrangement in accordance with Chapter J of the Insolvency and Rehabilitation Law, 2018 (b) court approved scheme or arrangement in accordance with Section 350 to the Companies Law 1999, or (c) a merger in accordance with the Companies Law, 1999, pursuant to which Company would merge with a wholly-owned subsidiary of Nayax, becoming a wholly owned subsidiary Nayax, and cease to be a reporting company with the SEC. The specific transaction structure will be agreed to and described in detail in definitive agreement(s), with a view to accommodate corporate, tax, and regulatory considerations.

(viii)	Failure to Perform the Merger. If the Merger Agreement will not be put to the vote of the shareholders of the Company by May 5, 2022 or if it will not be approved by the shareholders of the Company by May 31, 2022, for a reason that not directly and exclusively related to Nayax, than (a) Nayax shall have the right to either demand the immediate repayment of the Loan from the Company only, or convert it into Company's equity at a conversion price equal to the Loan amount, divided by the lowest market share price during the seven trading days prior to the date of the Loan Agreement, but in no event more than $0.145 per share (the “Conversion Rate”) (b) if Nayax elected not to demand the immediate repayment or conversion, the interest on the Loan shall be increased to an annual rate of 16% (the “Step-up Rate”), and (c) the Company shall pay, upon demand by Nayax, to Nayax an amount of $1.5 million (the “Break-up Fee”) by wire transfer of immediately available funds.

(ix)	Financing. Nayax has the required internal financial resources to conclude the transactions set forth in the Proposal expeditiously and without need to obtain third party financing.

(x)	Expenses. Each of the Company and Nayax shall pay their own expenses related to the transaction contemplated hereby.

(xi)	Timing. Nayax shall provide a draft Loan Agreement as soon as practicable after this Proposal is signed and delivered, and the parties anticipate that the Loan Agreement will be signed promptly thereafter. The parties undertake to close the transactions under the Loan Agreement and to fund the Loan one business day after the Loan Agreement is signed. The Loan Agreement shall include customary representations, covenants and information and inspection rights for Nayax, and shall be made on an ‘as is’ basis.

(xii)	Conditions to the Loan. The extension of the Loan shall be conditioned upon (a) the approval of the Nazareth District Court to the Loan Agreement, to the extent required (b) the approval of the Company's Board of Directors, and (c) close observance by the Company and the Board of the exclusivity and stand-still clause set forth below.

(xiii)	Conduct of Business in the Interim Period. During the period commencing on the extension of the Loan, and until the completion of the Merger, the Company will undertake to perform its business in the ordinary course, and shall not take any action or enter into any transaction outside the ordinary course of business consistent with past practices (e.g., issuance of new securities, termination of key employees, entering into material indebtedness), without the prior written consent of Nayax.

(xiv)	Conditions to Close the Merger. We anticipate customary closing conditions for a transaction, including, the execution of a mutually satisfactory definitive merger agreement, approvals by the Company’s shareholders, and the receipt of all necessary governmental and material third party approvals required to consummate the Merger.

(xv)	Exclusivity and Stand-Still. This Proposal is conditioned upon the Company and the Board (collectively, the "Standstill Parties") (a) ceasing immediately all discussions, negotiations solicitation of offers, or provision of information to any third party until the entry to a Loan Agreement provided that a commercially reasonable draft of the Loan Agreement will be provided to the Company by Nayax within three business days following the date hereof (the "Exclusivity Period"), and (b) none of the Standstill Parties shall sell, transfer, pledge or perform any other transactions with the Company's shares or debt, except in the context of the Proposal or with Nayax' consent. This provision is binding and shall be effective immediately upon execution of this term sheet by all Standstill Parties, subject however to the consummation of the Loan Agreement by March 1, 2022. In addition, subject to the consummation of the Loan Agreement by March 1, 2022, the Company shall not enter into, during the Exclusivity Period, any loan, financing, credit or similar agreement with any third party, except for with Nayax' prior approval.

Should the Standstill Parties breach this clause (a) the Loan shall either, at Nayax' election (i) incur the Step-up Rate, (ii) be converted to the Company's shares at the Conversion Rate, or (iii) become immediately due and payable by the Company only, and (b) the Break-up Fee shall become immediately due and payable.

(xvi)	Confidentiality. Nayax is aware of the Company’s financial situation and confirms that this Proposal may be shared with Israeli court in insolvency proceedings as well as with creditors of the Company. Each party understands that due to the nature of this process and the fact that the Company is subject to certain proceedings with Israeli court, this Proposal may not be kept confidential. Each party hereto may disclose this Proposal as required under applicable securities laws in accordance with advice of counsel, but otherwise shall maintain the confidentiality of this Proposal and shall not disclose its existence, not the terms herein, to any third party without the prior approval of the other party.

(xvii)	Management and Employees. Nayax greatly appreciates the Company's employees and management. It therefore intends to review its integration plans with the Company with a view to maintain the workforce in place, and make all efforts to preserve as many of the employees and management as possible following the Merger, either within the Company, or with Nayax's other businesses and subsidiaries in Israel. To evidence, Nayax currently have open recruitment searches for approximately 250 employees.

(xviii)	Retention Plan. The Company shall design and propose a retention plan for the Company's management and employees, which shall be implemented subject to Nayax prior approval, provided that such retention plan shall not require any corporate approvals by the Company that may be necessary under the Companies Law.

(xix)	Binding Proposal; Governing Law; Remedies; Liability. This letter supersedes all previous agreements and understandings between the parties regarding the matters contained herein other than the confidentiality agreement, if any, currently in effect between the parties. This letter and the matters set forth herein will be governed by, and construed in accordance with, the laws of the State of Israel without regard to the conflicts of laws principles thereof.

(xx)	Except in cases of fraud or willful misconduct, Nayax and its affiliates exempts the Company's directors, officers, employees, advisors and counsels from any liability to the extent relating to the approval of the transactions contemplated under this Proposal, and the Loan Agreement and the Merger Agreement shall include a similar provisions.

Please confirm your agreement with the foregoing by signing and returning to the undersigned a copy of this letter. This letter will expire if we have not received a countersigned copy by 11:59 p.m. Israel time on January 19, 2022.

We are excited about the opportunity to pursue the transactions set forth above with the Company. We look forward to hearing from you regarding next steps.

Sincerely,

Nayax Ltd.

By:	/s/ David Ben Avi

Title: Founder, CTO and Director

ACCEPTED AND AGREED:

On Track Innovations Ltd.

By:	/s/ Amir Eilam	/s/ Assaf Cohen
Title: Chief Executive Officer		Chief Financial Officer

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